EXHIBIT G

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-_____)

     Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

     March __, 2004

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by March __, 2004 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After March __, 2004, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

AMEREN CORPORATION, ET AL. (70-[____])
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     Ameren Corporation ("Ameren"), a registered holding company under the
Public Utility Holding Company Act of 1935, as amended (the "Act"), whose principal business address is at 1901 Chouteau Avenue, St. Louis, Missouri 63103, and Union Electric Company ("AmerenUE"), of the same address, and Central Illinois Public Service Company ("AmerenCIPS"), whose principal business address is 607 East Adams Street, Springfield, Illinois 62739, each of which is a direct public-utility subsidiary of Ameren, have filed an application/declaration in this proceeding pursuant to Sections 6(a), 7, 9(a)(1), 10, and 12(b) of the Act and Rules 45, 53 and 54 thereunder.

     In addition to AmerenUE and AmerenCIPS, Ameren indirectly owns all of the issued and outstanding common stock of Central Illinois Light Company d/b/a ("AmerenCILCO"). Together, AmerenUE, AmerenCIPS and AmerenCILCO provide retail and wholesale electric service to approximately 1.7 million customers and retail natural gas service to approximately 500,000 customers in a 49,000 square-mile area of Missouri and Illinois. AmerenCILCO owns all of the issued and


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outstanding common stock of AmerenEnergy Resources Generating Company (f/k/a
Central Illinois Generation, Inc.) ("AERG"), an electric generating subsidiary company.

     Ameren has five direct wholly-owned non-utility subsidiaries (in addition to CILCORP Inc. ("CILCORP"), which in turn owns all of the issued and outstanding common stock of AmerenCILCO), as follows: (i) Ameren Services Company, a service company subsidiary, which provides administrative, management and technical services to Ameren and its associate companies in the Ameren system; (ii) Ameren Development Company, an intermediate non-utility holding company, which directly and indirectly through other subsidiaries engages in providing energy management services, fuel transportation, and developing thermal energy projects, and also owns all of the outstanding common stock of Ameren Energy Communications, Inc., an "exempt telecommunications company" under
Section 34 of the Act; (iii) Ameren Energy Resources Company, also an intermediate non-utility holding company, which holds the voting securities of certain "exempt wholesale generators" ("EWGs") under Section 32 of the Act, certain "energy-related companies" under Rule 58 that are engaged in fuel procurement, handling, transportation, and storage activities and energy marketing, an "enterprise zone" company that was formed to purchase goods, material and equipment for its non-utility associate companies; (iv) Ameren Energy, Inc., an "energy-related company" under Rule 58 that primarily serves as the short-term energy trading and marketing agent for AmerenUE and another non-utility associate company; and (v) CIPSCO Investment Company, which holds various nonregulated and passive investments, including passive investments in affordable housing projects that qualify for federal tax credits and investments in equipment leases.

     AmerenUE has one direct wholly-owned non-utility subsidiary, Union Electric Development Corporation, which holds investments in affordable housing projects that qualify for federal income tax credits and other passive investments. AmerenUE also directly holds 40% of the outstanding common stock of Electric Energy, Inc, an EWG.

     CILCORP directly owns all of the common stock of three non-utility subsidiaries, as follows: (i) CILCORP Investment Management Inc., which, through subsidiaries, manages CILCORP's investments in equipment leases, affordable housing projects that qualify for federal income tax credits, non-regulated independent power projects, and other passive investments; (ii) CILCORP Ventures Inc., which, through a wholly-owned subsidiary, CILCORP Energy Services, Inc., provides energy-related products and services, including gas management services for gas management customers; and (iii) QST Enterprises Inc., which, through subsidiaries, provides energy and related services in non-regulated retail and wholesale markets, including utility operations and maintenance services, and holds interests in environmentally distressed parcels of real estate acquired for resale.

     AmerenCILCO directly owns all of the issued and outstanding common stock of two non-utility subsidiaries, neither of which conducts any significant business at this time: (i) CILCO Exploration and Development Company, which previously engaged in the exploration and development of gas, oil, coal and other mineral resources; and (ii) CILCO Energy Corporation, which was formed to research and develop new sources of energy, including the conversion of coal and other minerals into gas.


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     AmerenUE, AmerenCIPS, AmerenCILCO, and AERG are referred to herein collectively as the "Utility Subsidiaries." The non-utility subsidiaries (other than CILCORP) identified above are herein referred to collectively as the "Non-Utility Subsidiaries." The Utility Subsidiaries and Non-Utility Subsidiaries are referred to herein collectively as the "Subsidiaries." The term Subsidiaries is also intended to include any other subsidiaries hereafter acquired, directly or indirectly, by Ameren in a transaction that is exempt under the Act or rules thereunder or that has been approved by the Commission in a separate proceeding. Ameren, AmerenUE and AmerenCIPS are sometimes referred to as the "Applicants."

     By order dated October 5, 2001 in File No. 70-9877,/1/ (the "Current Financing Order"), Ameren is authorized to issue and sell from time to time through September 30, 2004 (i) in public or private offerings, up to $2.5 billion at any time outstanding of common stock ("Common Stock") or options, warrants or other stock purchase rights exercisable for Common Stock, preferred stock ("Preferred Stock") and other forms of preferred securities (including, without limitation, trust preferred securities) ("Preferred Securities"), equity-linked securities ("Equity-linked Securities"), and unsecured long-term debt securities ("Long-term Debt"),/2/ (ii) in addition to the foregoing, up to 25 million shares of Common Stock through stock-based plans maintained for shareholders (including new investors), officers, employees, and non-employee directors, and (iii) up to $1.5 billion principal amount at any time outstanding of commercial paper and/or other forms of unsecured short-term indebtedness ("Short-term Debt"). In addition, Ameren is authorized to provide guarantees and other forms of credit support ("Guarantees") on behalf of its Non-utility Subsidiaries in an aggregate amount at any one time outstanding not to exceed $1.5 billion, and to enter into interest rate hedging transactions with respect to outstanding indebtedness and anticipated debt offerings.

     Ameren is seeking authorization to amend and restate its current financing authorization, as contained in the Current Financing Order, for the period commencing with the effective date of the Commission's order in this proceeding and ending June 30, 2007 (the "Authorization Period"). Specifically, Ameren requests authorization for the following transactions during the Authorization
Period:

     (1) Ameren requests authority to issue and sell from time to time, directly, Common Stock and Preferred Stock,/3/ and directly or indirectly through one or more financing subsidiaries ("Financing Subsidiaries"),/4/ Preferred Securities (including without limitation

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1    See Ameren Corporation, Holding Co. Act Release No. 27449 (Oct. 5, 2001).

2 Ameren is authorized to issue and sell Common Stock and Preferred Stock directly and Equity-linked Securities, Preferred Securities and Long-term Debt directly or indirectly through one or more financing subsidiaries ("Financing Subsidiaries").

3 Any shares of Preferred Stock issued under the authorization requested in this proceeding would be in addition to any Preferred Stock that may be issued under Ameren's shareholder rights plan, as authorized by the Commission in File No. 70-9383. See Ameren Corporation, Holding Co. Act Release No. 26961 (Dec. 29, 1998).

4 Ameren has previously been authorized to acquire the securities of one or more Financing Subsidiaries and to engage in related transactions involving Financing Subsidiaries. See Ameren Corporation, et al., Holding Co. Act Release No. 27777 (Dec. 18, 2003). Ameren represents that all transactions involving the issuance of securities by a Financing Subsidiary of Ameren will comply with the terms and conditions of the December 18, 2003 order as well as the order issued in this proceeding.


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          trust preferred securities), Equity-linked Securities and/or Long-term
          Debt in an aggregate amount at any time outstanding not to exceed $2.5 billion. Such securities may be issued directly to one or more purchasers in privately-negotiated transactions, to one or more investment banking or underwriting firms or other entities who would resell such securities to the public, and/or as consideration for the equity securities or assets of other companies, provided that the acquisition thereof is exempt under the Act or has been authorized in a separate proceeding.

     (2) Ameren requests authority to issue up to 25 million shares of Common Stock pursuant to its dividend reinvestment and stock purchase plan and employee savings and incentive compensation plans maintained for its officers and employees, or other similar stock-based plans adopted in the future, such shares to be in addition to any shares of Common Stock issued under the authority requested in (1) above.

     (3) Ameren requests authority to issue and sell from time to time Short-term Debt in an aggregate principal amount at any time outstanding not to exceed $1.5 billion. Short-term debt would be in the form of commercial paper or unsecured notes having maturities of less than one year issued to banks and other financial institutions.

     (4) Ameren requests authority to provide Guarantees on behalf or for the benefit of its Subsidiaries in an aggregate principal or nominal amount not to exceed $1.5 billion at any one time outstanding, provided that the amount of any securities issued by a Financing Subsidiary of Ameren that are guaranteed or supported by other forms of credit enhancement provided by Ameren will not count against this limitation but will instead be counted against the limitation on long-term securities proposed in (1) above.

     (5) Ameren, directly or indirectly through any Financing Subsidiary, requests authority to enter into hedging transactions ("Interest Rate Hedges") with respect to existing indebtedness in order to manage and minimize interest rate costs, and to enter into hedging transactions ("Anticipatory Hedges") with respect to anticipatory debt issuances in order to lock-in current interest rates and/or manage interest rate risk exposure.

     It is proposed that the following general terms will be applicable where appropriate to the proposed external financing transactions by Ameren (including, without limitation, securities issued by Ameren for the purpose of refinancing or refunding outstanding securities of Ameren):

     (1) Effective Cost of Money. The effective cost of capital on Long-term Debt, Preferred Stock, Preferred Securities, Equity-linked Securities, and Short-term Debt will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will the effective cost of capital (i) on any series of Long-term Debt exceed 500 basis points over a U.S. Treasury security having a remaining term equal to the term of such series, (ii) on any series of Preferred


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          Stock, Preferred Securities or Equity-linked Securities exceed 700 basis points over a U.S. Treasury security having a remaining term equal to the term of such series, and (iii) on Short-term Debt exceed 300 basis points over the London Interbank Offered Rate ("LIBOR") for maturities of less than one year.

     (2) Maturity. The maturity of Long-term Debt will be between one and 50 years after the issuance thereof. Preferred Securities and Equity-linked Securities will be redeemed no later than 50 years after the issuance thereof, unless converted into Common Stock. Preferred Stock issued directly by Ameren may be perpetual in duration.

     (3) Issuance Expenses. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to this application/declaration will not exceed the greater of (i) 6% of the principal or total amount of the securities being issued or (ii) issuance expenses that are generally paid at the time of the pricing for sales of the particular issuance, having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

     (4) Common Equity Ratio. At all times during the Authorization Period, Ameren and each Utility Subsidiary will maintain common equity of at least 30% of its consolidated capitalization (common equity, preferred stock, long-term debt and short-term debt); provided that Ameren will in any event be authorized to issue Common Stock (including pursuant to stock-based plans maintained for shareholders, including new investors, officers, employees and non-employee directors) to the extent authorized herein.

     (5) Investment Grade Ratings. Ameren further represents that, except for securities issued to fund intrasystem financings, no guarantees or other securities, other than Common Stock, may be issued in reliance upon the authorization granted by the Commission pursuant to this application/declaration, unless (i) the security to be issued, if rated, is rated investment grade; and (ii) all outstanding securities of Ameren that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended ("1934 Act"). The ratings test will not apply to any issuance of Common Stock. Ameren requests that the Commission reserve jurisdiction over the issuance of any such securities that are rated below investment grade. Ameren further requests that the Commission reserve jurisdiction over the issuance of any guarantee or other securities at any time that the conditions set forth in clauses (i) and (ii) above are not satisfied.

     (6) Authorization Period. No security will be issued pursuant to the authorization sought herein after the last day of the Authorization Period (June 30, 2007).

     Ameren states that it will utilize the proceeds of financing authorized in this proceeding for general and corporate purposes including: (a) financing, in part, of the capital expenditures of Ameren and its Subsidiaries; (b) financing working capital requirements and capital spending of the Subsidiaries, including by making contributions to the Ameren System Utility Money Pool and Ameren


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System Non-State Regulated Subsidiary Money Pool;/5/ (c) financing exempt acquisitions of interests in EWGs and "foreign utility companies" ("FUCOs"), subject to the limitations of Rule 53; (d) financing exempt acquisitions of interests in "energy-related companies," as defined in Rule 58, subject to the limitations of that rule; (e) the acquisition, retirement, refinancing or redemption of securities of which Ameren is the issuer pursuant to Rule 42; and/or (f) the acquisition of the securities or assets of other companies, as may be authorized by the Commission in a separate proceeding.

     In addition to the foregoing requests by Ameren, AmerenUE and AmerenCIPS are requesting authorization to acquire the equity securities of one or more Financing Subsidiaries organized to facilitate the issuance of long-term debt and/or preferred securities (including, without limitation, trust preferred securities). In connection with any such financing transactions, AmerenUE and AmerenCIPS may enter into one or more guarantees or other credit support agreements in favor of its Financing Subsidiary. AmerenUE and AmerenCIPS also request authorization to enter into expense agreements with its respective Financing Subsidiary, pursuant to which each such company would agree to pay all expenses of such Financing Subsidiary. Any Financing Subsidiary organized pursuant to the authority granted by the Commission in this proceeding shall be organized only if, in management's opinion, the creation and utilization of such Financing Subsidiary will likely result in tax savings, increased access to capital markets and/or lower cost of capital for AmerenUE or AmerenCIPS, as the case may be.

     It is stated that the Illinois Commerce Commission ("ICC") may have jurisdiction over the acquisition of securities of a Financing Subsidiary by AmerenUE or AmerenCIPS. If required, AmerenUE and AmerenCIPS will apply to the ICC for approval to acquire the securities of any Financing Subsidiary at the time of issuing any long-term securities through a Financing Subsidiary. It is further stated that no other state commission and no federal commission, other than this Commission, has jurisdiction over any of the other proposed transactions.

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5    The Commission has previously authorized Ameren to maintain and make advances to the Utility Subsidiaries and certain of the Non-Utility Subsidiaries through separate system money pool arrangements. See Ameren Corporation, et al., Holding Co. Act Release Nos. 27655 (Feb. 27, 2003), 27721 (Sept. 15, 2003), and 27738 (Oct. 20, 2003) in File No. 70-10106.


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